EXHIBIT 99.1

Cellectis Reports Full Year 2025 Financial Results and Provides a Business Update

  Pivotal Phase 2 with lasme-cel in r/r B-ALL (BALLI-01 trial) ongoing

    Phase 1: 83% ORR at RP2D and 100% ORR in the target Phase 2 population
    In target Phase 2 population: 100% of patients became eligible to transplant
    Pivotal Phase 2 first interim analysis expected in Q4 2026
    BLA submission anticipated in 2028
  Phase 1 with eti-cel in r/r NHL (NATHALI-01 trial) ongoing

    Best-in-class dual allogeneic CAR-T cell product targeting CD20 & CD22
    At current dose level, 88% ORR; 63% CR rate after 2+ prior lines of therapy
    93% of subjects had prior CD19 CAR-T
    Low-dose IL-2 cohort to be included in; Full Phase 1 dataset expected in Q4 2026
  Partnerships
    Servier (through Allogene): Pivotal randomized Phase 2 ALPHA3 trial with cema-cel in 1L consolidation in LBCL: interim futility analysis evaluating MRD clearance and early safety results planned for April 2026
    AstraZeneca: Activities progressing under the Joint Research and Collaboration Agreement
  Cash, cash equivalents and fixed-term deposits of $211 million as of December 31, 20251 provides runway into H2 2027

  Conference call scheduled on March 20, 2026 at 8:00 am ET / 1:00 pm CET

NEW YORK, March 19, 2026 (GLOBE NEWSWIRE) -- Cellectis (the “Company”) (Euronext Growth: ALCLS - NASDAQ: CLLS), a clinical-stage biotechnology company using its pioneering gene editing platform to develop life-saving cell and gene therapies, today provided financial results for the fourth quarter and full year 2025, ending December 31, 2025 and provided a business update.

“Lasme-cel demonstrated a potentially transformative efficacy profile in one of oncology’s most challenging settings, achieving 100% overall response rate in the target Phase 2 population. Critically, lasme-cel converted all patients in the target population into transplant-eligible candidates. The pivotal Phase 2 is now enrolling, and with a BLA submission anticipated in 2028, lasme-cel is on a clear regulatory path to potentially becoming the first off-the-shelf CAR-T therapy to address this high unmet medical need” said André Choulika, Ph.D., Co-Founder and Chief Executive Officer of Cellectis. “With interim Phase 2 data for lasme-cel in r/r B-ALL, and full Phase 1 data for eti-cel in r/r NHL, both expected in Q4 2026, we are entering an important year for Cellectis, as we advance our ambition to bring life-saving off-the-shelf CAR-T therapies to patients who have run out of options”.

________________________________
1 Cash, cash equivalents and fixed-term deposits include restricted cash of $4.4 million as of December 31, 2025 classified as current and non-current financial assets and fixed-term deposits of $144.8 million as of December 31, 2025, classified as current financial assets.

Allogeneic CAR-T Pipeline

Lasme-cel in relapsed or refractory B-cell acute lymphoblastic leukemia (r/r B-ALL) - BALLI-01

  In October 2025, Cellectis presented full Phase 1 lasme-cel clinical data at the Cellectis’ R&D Day. The presented data position lasme-cel as a potentially game-changing therapy for patients with r/r B-ALL. Data highlighted:

Strong efficacy:

  68% overall response rate (ORR) with lasme-cel Process 2, manufactured internally (n=22)
  83% ORR at the recommended Phase 2 dose (RP2D) (n=12)
  100% ORR in the target Phase 2 population (n=9)

In the target Phase 2 population, the complete response or complete remission with incomplete hematology recovery (CR/Cri) rate was 56%, with approximately 80% of these patients achieving minimum residual disease (MRD)-negative status

Favorable safety profile:

  Low rates of ≥ grade 3 cytokine release syndrome (CRS) and immune effector cell-associated neurotoxicity syndrome (ICANS) at 2.5% and 5% respectively

Transplant eligibility in target Phase 2 population:

  All patients became eligible for transplant

Strong survival benefit:

  14.8 months median overall survival (OS) in patients who achieved MRD-negative CR/CRi

The first interim analysis for the pivotal Phase 2 of the BALLI-01 trial is expected in Q4 2026 (n=40). Cellectis anticipates submitting a Biologics License Application (BLA) in 2028.

Eti-cel in relapsed or refractory non-Hodgkin lymphoma (r/r NHL) – NATHALI-01

  In December 2025, Cellectis presented encouraging Phase 1 preliminary data of eti-cel at the American Society of Hematology (ASH) annual meeting. The data showcased the potential of eti-cel in r/r NHL patients who have relapsed following multiple lines of therapy including, for 93% of patients, an autologous CD19 CAR-T, with an 88% ORR and 63% CR at the current dose level (n=8).
  Cellectis is initiating patient enrollment in the cohort with low dose interleukin-2 (IL-2) support to evaluate the potential to further enhance the already high response rates and durability of response in patients with r/r NHL.
  Cellectis expects to present the full Phase 1 dataset in 2026, including results from the IL-2 combination.

Circular single-stranded DNA (cssDNA) as a non-viral template for gene therapy

  In November 2025, Cellectis published a Nature Communications article establishing cssDNA as a highly efficient non-viral DNA donor template, for gene insertion in hematopoietic stem and progenitor cells (HSPCs).

  While viral vectors such as AAV6 are commonly used for gene insertion, they raise safety and efficacy concerns. Over the past decade, non-viral DNA templates delivery has emerged as promising alternatives.

  Cellectis’ research results mark a pivotal advance toward next-generation non-viral cell and gene therapies.

Key findings:

  Superior efficiency: cssDNA achieved over 40% knock-in efficiency, outperforming linear DNA by 3-5 times.
  Versatility: the process successfully targets multiple loci in HSPCs and primary T cells.
  Better persistence: in murine models, cssDNA-edited cells showed superior engraftment and edit maintenance compared to AAV6-edited cells.

TALE base editors (TALEB) safety and precision

  At ESGCT 2025, Cellectis presented a comprehensive safety study on TALE base editors (TALEB), which enable precise C-to-T DNA editing without causing double-strand breaks.

Key study highlights:

  Safety assessment: researchers used advanced bioinformatics and experimental models to track potential off-target effects in the nuclear genome of primary T cells.
  No bias detected: the study found no evidence of unintended editing at CTCF binding sites, which are critical for genome organization and gene expression.

These research results provide a strong framework for the safe development of TALEB in therapeutic cell engineering, supporting their potential for future nuclear and mitochondrial applications.

Partnerships

AstraZeneca – Joint Research and Collaboration Agreement

  Activities are progressing under the Joint Research and Collaboration Agreement with AstraZeneca, which leverages Cellectis’ gene editing expertise and manufacturing capabilities to develop up to 10 novel cell and gene therapy products for areas of high unmet medical need, including oncology, immunology and rare genetic disorders.

Servier (through its sublicensee Allogene) – Anti-CD19 CAR-T

  Under the Servier Agreement, Cellectis is eligible to up to $340 million in development and sales milestones as well as low double-digit royalties on sales.

  In December 2025, an arbitral tribunal has issued its decision in the arbitration proceedings against Les Laboratoires Servier and Institut de Recherches Internationales Servier IRIS SARL (“Servier”), relating to the License, Development and Commercialization Agreement entered into between Servier and Cellectis on March 6, 2019, as amended (the “Servier Agreement”). The Tribunal ruled on a partial termination of the License Agreement with respect to product UCART19 V1 (also referred to as “ALLO-501” by Allogene) and provided that Cellectis shall, at Allogene’s request, engage in good-faith discussions regarding the granting of a direct license to product UCART19 V1. All other claims brought by the parties were dismissed.

Allogene – Anti-CD70 CAR-T

  According to Allogene, the TRAVERSE trial in renal cell carcinoma has completed enrollment in its Phase 1b cohort, and Allogene is currently exploring partnering opportunities to advance the asset.

Iovance

  According to Iovance, new data across several pipeline programs is anticipated throughout 2026, including a Phase 1/2 trial investigating IOV-4001, a PD-1 inactivated TIL therapy, in previously treated advanced melanoma and NSCLC.

Corporate

Annual Shareholders Meeting

  On June 26, 2025, Cellectis held a Shareholders General Meeting. At the meeting, during which approximately 57% of voting rights were exercised, resolutions 1 through 23 and resolutions 25 and 26 were adopted, while resolution 24 was rejected, consistent with the recommendations of the Board of Directors. The detailed results of the vote and the resolutions are available on Cellectis’ website: https://www.cellectis.com/en/investors/general-meetings/

Board composition

  The Cellectis Shareholders' Meeting appointed Mr. André Muller as a director of the Company's Board of Directors. At the close of this meeting, the term of Mr. Axel-Sven Malkomes expired, and the previously announced resignation of Mr. Pierre Bastid became effective. In connection with these changes to the Board of Directors, the Board of Directors appointed Mr. André Muller, Dr. Donald Bergstrom, and Dr. Rainer Boehm as the members of the Company’s Audit Committee.

2025 Financial Results

Cash: As of December 31, 2025, Cellectis had $211 million in consolidated cash, cash equivalents, restricted cash and fixed-term deposits classified as current-financial assets. The Company believes its cash, cash equivalents, and fixed-term deposits will be sufficient to fund its operations into H2 2027.

This compares to $264 million in consolidated cash, cash equivalents, restricted cash and fixed-term deposits classified as current-financial assets as of December 31, 2024. This $53 million change includes $36.9 million of cash-in from our revenue, $8.4 million of interest received from our financial and cash-equivalent investments, $2.2 million cash-in from R&D tax credit, $3.2 million cash-in from VAT credit payments, and a $4.8 million foreign currency translation impact offset by cash payments from Cellectis to suppliers of $50.5 million, Cellectis’ wages, bonuses and social expenses paid of $40.0 million, the payments of lease debts of $10.8 million, the repayment of the Prêt Garanti par l’Etat (PGE) loan for $5.4 million and the payments of capital expenditures for $3.5 million.

We currently foresee focusing our cash spending at Cellectis in supporting the development of our pipeline of product candidates, including the manufacturing and clinical development expenses of lasme-cel, eti-cel and potential new product candidates, and operating our state-of-the-art manufacturing capabilities in Paris (France) and Raleigh (North Carolina).

Revenues and Other Income: Consolidated revenues and other income were $79.6 million for the year ended December 31, 2025 compared to $49.2 million for the year ended December 31, 2024. This $30.4 million increase between the years ended December 31, 2024 and 2025 is mainly driven by the evolution of activities performed in connection with the research plans and fulfillment of our performance obligations under the Joint Research and Collaboration Agreement signed with AstraZeneca. Revenues as recorded in the year ended December 31, 2024 included a $5.4 million development milestone under the License Agreement signed with Servier.

R&D Expenses: Consolidated R&D expenses were $93.5 million for the year ended December 31, 2025, compared to $90.5 million for the year ended December 31, 2024. This $3.0 million increase is mainly due to (i) a $4.2 million increase in personnel expenses driven by an evolution of our R&D headcount consistent with our roadmap, higher fair market value of stock-based compensation instruments due to underlying stock dynamics, and foreign exchange effects; (ii) a $0.3 million increase in depreciation and amortization; compensated by (iii) a $1.5 million decrease in purchases and external expenses.

SG&A Expenses: Consolidated SG&A expenses were $19.8 million for the year ended December 31, 2025 compared to $19.1 million for the year ended December 31, 2024. The $0.7 million change is mainly due to a $0.6 million increase in purchases and external expenses.

Other operating income and expenses: Other operating income and expenses decreased slightly by $0.2 million between the years ended December 31, 2024 and 2025, from $0.8 million in 2024 to $0.6 million in 2025.

Net financial gain (loss): Net financial loss was $34.9 million for the year ended December 31, 2025, compared to a $22.8 million net financial gain for the year ended December 31, 2024. This $57.7 million difference reflects mainly a $28.3 million decrease in financial income and a $29.5 million increase in financial expenses between the years ended December 31, 2024 and 2025.

The decrease in financial income is mainly attributable to (i) a $14.3 million gain in change in fair value of the derivative instrument component of the SIA, which was recorded last year before derecognition of the derivative in May 2024; (ii) a $7.2 million decrease in foreign exchange gains; (iii) a $1.8 million decrease in income from cash, cash equivalents and financial assets in line with the evolution of interest rates in 2025, (iv) a $ 5.7 million gain recognized in the year ended December 31, 2024 on the fair value measurement of the Tranches A, B and C warrants issued to the European Investment Bank ("EIB"), partially offset by (v) a $0.8 million increase in FX derivatives fair value gains.

The increase in financial expenses is mainly attributable to a (i) $22.2 million increase in foreign exchange loss over the period due to the devaluation of the USD against the Euro, (ii) a $14.7 million loss on the fair value measurement of the Tranches A, B and C warrants issued to the EIB, (iii) a $0.7 million increase in interest on our financial and lease liabilities, partially offset by (iv) a $7.8 million decrease in the loss on fair value measurement of our investment in shares of Cibus which was entirely sold in Q1 2025.

Net Income (loss) Attributable to Shareholders of Cellectis: Consolidated net loss attributable to shareholders of Cellectis was $67.6 million (or a $0.67 loss per share) for the year ended December 31, 2025, compared to a $36.8 million loss (or a $0.41 loss per share) for the year ended December 31, 2024. The $30.8 million change in net loss was primarily driven by (i) a $30.4 million increase in revenues and other income, offset by (ii) a $3.9 million increase in operating expenses and other operating income and (iii) a $57.7 million change from a net financial gain of $22.8 million as of December 31, 2024 to a net financial loss of $34.9 million as of December 31, 2025.

Adjusted Net Income (Loss) Attributable to Shareholders of Cellectis: Consolidated adjusted net loss attributable to shareholders of Cellectis was $61.5 million (or a $0.61 loss per share) for the year ended December 31, 2025, compared to a net loss of $33.6 million (or a $0.37 loss per share) for the year ended December 31, 2024.

The year-end consolidated financial statements of Cellectis have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”).

Please see "Note Regarding Use of Non-IFRS Financial Measures" for reconciliation of GAAP net income (loss) attributable to shareholders of Cellectis to adjusted net income (loss) attributable to shareholders of Cellectis.

CELLECTIS S.A. STATEMENT OF CONSOLIDATED FINANCIAL POSITION ($ in thousands)

	As of
	December 31, 2024	December 31, 2025
ASSETS
Non-current assets
Intangible assets	1,116	535
Property, plant, and equipment	45,895	38,788
Right-of-use assets	29,968	23,658
Non-current financial assets	7,521	5,088
Other non-current assets	11,594	20,025
Deferred tax assets	382	382
Total non-current assets	96,476	88,476
Current assets
Trade receivables	6,714	14,398
Subsidies receivables	14,521	7,800
Other current assets	5,528	5,383
Cash and cash equivalent and Current financial assets	260,306	208,663
Total current assets	287,069	236,244
TOTAL ASSETS	383,544	324,720
LIABILITIES
Shareholders’ equity
Share capital	5,889	5,903
Premiums related to the share capital	494,288	437,445
Currency translation adjustment	(39,537)	(33,316)
Retained earnings (deficit)	(292,846)	(266,538)
Net income (loss)	(36,761)	(67,593)
Total shareholders’ equity	131,033	75,901
Non-current liabilities
Non-current financial liabilities	50,882	74,013
Non-current lease debts	34,245	27,725
Non-current provisions	1,115	1,329
Total non-current liabilities	86,241	103,067
Current liabilities
Current financial liabilities	16,134	10,460
Current lease debts	8,385	7,701
Trade payables	18,664	17,277
Deferred income and contract liabilities	112,161	96,803
Current provisions	828	1,169
Other current liabilities	10,097	12,342
Total current liabilities	166,269	145,752
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	383,544	324,720

STATEMENTS OF CONSOLIDATED OPERATIONS For the three-month period ended December 31, 2025 ($ in thousands, except per share amounts)

	For the three-month period ended December 31,
	2024	2025

Revenues and other income
Revenues	12,716	10,397
Other income	2,449	1,809
Total revenues and other income	15,165	12,206
Operating expenses
Research and development expenses	(20,866)	(24,436)
Selling, general and administrative expenses	(4,932)	(4,802)
Other operating income (expenses)	(47)	(320)
Total operating expenses and other operating income	(25,845)	(29,558)
Operating income (loss)	(10,680)	(17,352)
Net Financial gain (loss)	17,116	(9,390)
Income tax	(514)	423
Net income (loss)	5,923	(26,318)
Basic net income (loss) attributable to shareholders of Cellectis, per share ($/share)	0.06	(0.26)
Diluted net income (loss) attributable to shareholders of Cellectis, per share ($/share)	0.06	(0.26)
Number of shares used for computing
Basic	100,093,873	100,327,726

Diluted	100,357,334	100,327,726

Cellectis S.A. STATEMENTS OF CONSOLIDATED OPERATIONS For the year ended December 31, 2025 ($ in thousands, except per share amounts)

	For the year ended December 31,
	2024	2025

Revenues and other income
Revenues	41,505	72,949
Other income	7,712	6,644
Total revenues and other income	49,217	79,592
Operating expenses
Research and development expenses	(90,536)	(93,517)
Selling, general and administrative expenses	(19,085)	(19,790)
Other operating income (expenses)	849	638
Total operating expenses and other operating income	(108,771)	(112,669)
Operating income (loss)	(59,554)	(33,076)
Net Financial gain (loss)	22,793	(34,940)
Net income (loss)	(36,761)	(67,593)
Basic and diluted net income (loss) attributable to shareholders of Cellectis, per share ($/share)	(0.41)	(0.67)

Number of shares used for computing
Basic and diluted	90,566,346	100,279,276

Note Regarding Use of Non-IFRS Financial Measures

Cellectis S.A. presents adjusted net income (loss) attributable to shareholders of Cellectis in this press release. Adjusted net income (loss) attributable to shareholders of Cellectis is not a measure calculated in accordance with IFRS® Accounting Standards. We have included in this press release a reconciliation of this figure to net income (loss) attributable to shareholders of Cellectis, which is the most directly comparable financial measure calculated in accordance with IFRS Accounting Standards.
Because adjusted net income (loss) attributable to shareholders of Cellectis excludes non-cash stock-based compensation expense — a non-cash expense, we believe that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations, and manages its business, based, in part, on this financial measure. In particular, we believe that the elimination of non-cash stock-based expenses from Net income (loss) attributable to shareholders of Cellectis can provide a useful measure for period-to-period comparisons of our core businesses. Our use of adjusted net income (loss) attributable to shareholders of Cellectis has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) other companies, including companies in our industry which use similar stock-based compensation, may address the impact of non-cash stock- based compensation expense differently; and (b) other companies may report adjusted net income (loss) attributable to shareholders or similarly titled measures but calculate them differently, which reduces their usefulness as a comparative measure. Because of these and other limitations, you should consider adjusted net income (loss) attributable to shareholders of Cellectis alongside our IFRS financial results, including Net income (loss) attributable to shareholders of Cellectis.

RECONCILIATION OF IFRS TO NON-IFRS NET INCOME For the three-month period ended December 31, 2025 ($ in thousands, except per share data)

	For the three-month period ended December 31,
	2024	2025

Net income (loss) attributable to shareholders of Cellectis	5,923	(26,318)
Adjustment:
Non-cash stock-based compensation expense attributable to shareholders of Cellectis	884	2,250
Adjusted net income (loss) attributable to shareholders of Cellectis	6,806	(24,068)
Basic adjusted net income (loss) attributable to shareholders of Cellectis ($/share)	0.07	(0.24)
Diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share)	0.07	(0.24)
Weighted average number of outstanding shares, basic (units)	100,093,873	100,327,726
Weighted average number of outstanding shares, diluted (units)	100,357,334	100,327,726

RECONCILIATION OF IFRS TO NON-IFRS NET INCOME For the year ended December 31, 2025 ($ in thousands, except per share data)

	For the year ended December 31,
	2024	2025

Net income (loss) attributable to shareholders of Cellectis	(36,761)	(67,593)
Adjustment:
Non-cash stock-based compensation expense attributable to shareholders of Cellectis	3,167	6,110
Adjusted net income (loss) attributable to shareholders of Cellectis	(33,594)	(61,483)
Basic and diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share)	(0.37)	(0.61)
Weighted average number of outstanding shares, basic and diluted (units)	90,566,346	100,279,276

About Cellectis
Cellectis is a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies. The company utilizes an allogeneic approach for CAR T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients, and a platform to develop gene therapies in other therapeutic indications. With its in-house manufacturing capabilities, Cellectis is one of the few end-to-end gene editing companies that controls the cell and gene therapy value chain from start to finish.

Cellectis’ headquarters are in Paris, France, with locations in New York and Raleigh, NC. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS). To find out more, visit www.cellectis.com and follow Cellectis on LinkedIn and X.

Cautionary Statement
This press release contains “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as ”ambition,” “anticipates,” “anticipated,” “believe,” “can,” “expected,” “expects,” “foresee,” “planned,” “potential,” “potentially,” or “will” or the negative of these and similar expressions. These forward-looking statements are based on our management’s current expectations and assumptions and on information currently available to management, including information provided or otherwise publicly reported by our licensed partners. Forward-looking statements include statements about the potential of the pivotal Phase 2 BALLI-01 trial to be a registrational phase, the advancement, timing and progress of clinical trials (including with respect to patient enrollment and follow-up), the timing of our presentation of data and submission of regulatory filings (including without limitation, the date of BLA submission), the sufficiency of cash to fund operations, the potential benefit of our product candidates and technologies, the outcomes of our collaboration agreement, including with AstraZeneca, Servier, Allogene, and Iovance, and the financial position of Cellectis. These forward-looking statements are made in light of information currently available to us and are subject to significant risks and uncertainties, including with respect to the numerous risks associated with biopharmaceutical product candidate development. Among these are significant risks that the BALLI-01 Phase 1 data may not be validated by data from later stage of clinical trials and that our product candidate may not receive regulatory approval for commercialization. Particular caution should be exercised when interpreting results from Phase 1 studies and results relating to a small number of patients – such results should not be viewed as predictive of future results. With respect to our cash runway, our operating plans, including product development plans, may change as a result of various factors, including factors currently unknown to us. Furthermore, many other important factors, including those described in our Annual Report on Form 20-F as amended and in our annual financial report (including the management report) for the year ended December 31, 2025 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time, which are available on the SEC’s website at www.sec.gov, as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

For further information on Cellectis, please contact:

Media contacts:
Pascalyne Wilson, Director, Communications, + 33 (0)7 76 99 14 33, media@cellectis.com
Patricia Sosa Navarro, Chief of Staff to the CEO, +33 (0)7 76 77 46 93

Investor Relations contact:
Arthur Stril, Chief Financial Officer & Chief Business Officer, investors@cellectis.com

Attachment

  Earnings_Q4_2025_PR_English (https://ml.globenewswire.com/Resource/Download/0120b23c-89a9-4d1a-9338-0ce0b591a3a5)